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                                   Exhibit 15

                   DISTRIBUTION AND SHAREHOLDER SERVICING PLAN
                             (Investor Shares Only)

         WHEREAS, Maxus Income Fund (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

         WHEREAS, the Trust is comprised of the series set forth on Schedule 1, as such schedule is revised from time to time (each, a "Portfolio"); and

         WHEREAS, the shares of each Portfolio are divided into two classes, namely, Investor Shares and Institutional Shares; and

         WHEREAS, the Trust desires to adopt this Plan pursuant to Rule 12b-1 under the Act, and the Trust's Board has determined that there is a reasonable likelihood that adoption of this Plan will benefit the Portfolios and holders of the Investor Shares; and

         WHEREAS, the Trust engages Maxus Securities Corp. (the "Distributor") as distributor for the Portfolios' shares (the "Shares") pursuant to a Distribution Agreement dated as of the date hereof.

         NOW, THEREFORE, the Trust hereby adopts, and the Distributor hereby agrees to the terms of, this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:

         1.    (a)  Each Portfolio shall pay the Distributor a shareholder servicing and distribution fee at the annual rate of .50% of the average daily net assets of the Investor Shares of such Portfolio.

               (b) Such fee will be used by the Distributor to make payments for administration, shareholder services and distribution assistance for holders of Investor Shares, including, but not limited to (i) compensation to securities dealers and other persons and organizations (collectively, "Service Organizations"), for providing distribution assistance with respect to Investor Shares, (ii) compensation to Service Organizations for providing administration, accounting and other shareholder services with respect to Investor Shares, and (iii) otherwise promoting the sale of Investor Shares, including paying for the preparation of advertising and





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                    sales literature and the printing and distribution of such materials to prospective investors. The Distributor shall determine the amounts to be paid to third parties and the basis on which such payments will be made. Payments to a third party are subject to compliance by the third party with the terms of any related Plan agreement between the third party and the Distributor.

               (c) For the purposes of determining the fees payable under this Plan, the value of each Portfolio's net assets shall be computed in the manner specified in the Trust's charter documents as then in effect for the computation of the value of such Portfolio's net assets.

          2. As respects each Portfolio, this Plan shall not take effect until it, together with any related agreement, has been approved by vote of a majority of both (a) the Trust's Board and (b) those Trustees who are not "interested persons" of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Trustees") cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related Agreements.

          3. As respects each Portfolio, this Plan shall remain in effect until December 31, 1998 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

          4. The Distributor shall provide to the Trust's Board and the Board shall review, at least quarterly, a written report of amounts paid hereunder and the purposes for which they were made.

          5. As respects each Portfolio, this Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Investor Shares of such Portfolio.

          6. This Plan may not be amended as to any Portfolio to increase materially the amount of compensation payable pursuant to paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Investor Shares of such Portfolio. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

          7. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.


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          8.   The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

          9. This Plan may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The name Maxus Income Fund is the designation of the Trustees for the time being under a Second Amended and Restated Declaration of Trust dated November 19, 1997, as amended from time to time, and all persons dealing with the Trust must look solely to the property of the Trust for enforcement of any claims against the Trust as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Trust.

         IN WITNESS WHEREOF, the Trust, on behalf of each Portfolio, and the Distributor have executed this Plan as of the date set forth below.

Dated:   November 19, 1997

                                                     MAXUS INCOME FUND

                                                     By: /s/ Richard A. Barone

                                                     MAXUS SECURITIES CORP.

                                                     By: /s/ Richard A. Barone


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                                   SCHEDULE 1

         Name of Series

         Maxus Income Fund